DataMill Media Corp.
                         1205 Hillsboro Mile, Suite 203
                            Hillsboro Beach, FL 33062
                                 (954) 876-1181


                                 April 21, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, NE
Washington, D.C. 20549

Attention: Laura Nguyen, Esq.
           Attorney-Advisor
               and
           Sonia Bednarowski, Esq.
           Division of Corporation Finance

Re: Datamill Media Corp.
    Registration Statement on Form S-1, Amendment No. 3
    Filed on April 15, 2011
    File No. 333-172010

Dear Madam or Sir,

     This letter is in response to your letter to me of April 20, 2011, regarding the above referenced matter ("Comment Letter"). Datamill Media Corp. is filing an amendment to the referenced Form S-1 ("amendment") along with this letter.

     Our responses to the Comment Letter follow:

USE OF PROCEEDS, PAGE 10

1. PLEASE RECONCILE YOUR DISCLOSURE IN THE TABLE ON PAGE 10, WHICH DISCLOSES ONLY A $2,500 COST FOR WEBSITE DEVELOPMENT IF YOU RAISE THE MAXIMUM AMOUNT OF PROCEEDS IN THIS OFFERING WITH YOUR DISCLOSURE ON PAGE 11 AND IN YOUR RESPONSE TO OUR PRIOR COMMENT ONE THAT YOU WILL SPEND $3,000 TO DEVELOP YOUR WEBSITE AND THAT YOU WILL SPEND AN ADDITIONAL $2,500 TO ENHANCE YOUR WEBSITE IF YOU RAISE THE MAXIMUM AMOUNT OF PROCEEDS IN THIS OFFERING. IN ADDITION, PLEASE RECONCILE YOUR TABLES ON PAGE 4 AND 21 WITH YOUR TABLE ON PAGE 10. FOR EXAMPLE, ON PAGE 4, YOU INDICATE THAT YOU WILL SPEND $1,000 TO PURCHASE A COMPUTER AND AN ADDITIONAL $8,000 TO PURCHASE ADDITIONAL

     COMPUTERS IF YOU RAISE THE MAXIMUM AMOUNT. HOWEVER, ON PAGE 10, YOU DISCLOSE THAT YOU WILL SPEND A TOTAL OF $8,000 FOR COMPUTER PURCHASES IF YOU RAISE THE MAXIMUM AMOUNT.

RESPONSE

     We have revised our Use of Proceeds section of our filing to clarify that if we only raise the minimum proceeds that we will spend $3,000 to develop our basic website and that we will spend an additional $2,500 to enhance our website if we raise the maximum proceeds. We have added a new line item to the table entitled "Website enhancement" that serves this purpose. We have also revised the dollar amounts for Product Inventory and Computer Equipment in the Maximum column to show that those figures are additive in order to reconcile with our tables on pages 4 and 21.

BUSINESS OVERVIEW, PAGE 19

2. WE NOTE THE DISCLOSURE ON PAGE 19 THAT "[O]NCE[YOU] HAVE RAISED THE MAXIMUM $100,000 IN OFFERING PROCEEDS IN THIS OFFERING, [YOU] PLAN TO PROVIDE" CONSULTING SERVICES. PLEASE REVISE TO STATE THAT YOU CANNOT PROVIDE ANY ASSURANCES THAT YOU WILL BE ABLE TO RAISE THE MAXIMUM OFFERING AMOUNT AND/OR PROVIDE CONSULTING SERVICES.

RESPONSE

     We have revised our filing on pages 4, 15, 19 and 21 to state that "We cannot assure you that we will be able to raise the maximum $100,000 in offering proceeds in this offering. If we do not raise the maximum $100,000, then we will not be able to provide our consulting services."

3. PLEASE REVISE TO RECONCILE YOUR DISCLOSURE ON PAGE 20 AND 21 REGARDING THE AMOUNT OF TIME IT WILL TAKE YOU TO ACCOMPLISH CERTAIN STEPS IN YOUR BUSINESS PLAN WITH YOUR DISCLOSURE ON PAGE 21. FOR EXAMPLE, ON PAGE 21 YOU STATE THAT YOU CAN ACCOMPLISH ADDITIONAL INVENTORY WITHIN 30 DAYS OF YOUR RECEIPT OF THE PROCEEDS. HOWEVER, IN THE PARAGRAPH ABOVE YOU STATE THAT YOU INTEND TO PURCHASE THE INVENTORY WITHIN 45 DAYS OF YOUR RECEIPT OF THE PROCEEDS.

RESPONSE

     We have revised our disclosure on page 21 to state 30 days instead of 45 days.

4. PLEASE REVISE THE THIRD PARAGRAPH ON PAGE 21 TO STATE THAT IS YOUR BELIEF THAT THE STEPS WILL BE ACCOMPLISHED WITHIN 30 DAYS OF YOUR RECEIPT OF PROCEEDS EQUAL TO THE MINIMUM OF $20,000 FROM THE OFFERING.

RESPONSE:

     We have added the "We believe" language suggested by the comment on page 21 and we have added "We believe" to similar language on page 4 and 15.

                        General Amendments to Our Filing

     In addition to the amendments and revisions described above, we have made various minor updating revisions to the dates of information in some of the tables and other sections in the filing, updated consents of our auditors and legal counsel and we have corrected a few typographical errors.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                          Law Offices of David E. Wise
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                             Email: wiselaw@gvtc.com

Sincerely,


By: /s/ Vincent Beatty
   ------------------------------
   Vincent Beatty
   President